FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 OR 15d-16 UNDER the Securities Exchange Act of 1934

For November 16, 2015

Commission File Number: 001-11960

ASTRAZENECA PLC

2 Kingdom Street

London W2 6BD
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

In connection with the issuance by AstraZeneca PLC of $1,000,000,000 aggregate principal amount of 1.750% Notes Due 2018, $1,600,000,000 aggregate principal amount of 2.375% Notes Due 2020, $2,000,000,000 aggregate principal amount of 3.375% Notes Due 2025, $1,000,000,000 aggregate principal amount of 4.375% Notes Due 2045 and $400,000,000 aggregate principal amount of Floating Rate Notes Due 2018 (collectively, the “Securities”), AstraZeneca PLC is filing the following documents solely for incorporation into the Registration Statement on Form F-3 (File No. 333-192551):

Exhibit List

Exhibit No.	Description

1.1	Underwriting Agreement, dated as of November 10, 2015

1.2	Pricing Agreement, dated as of November 10, 2015

4.1	Officer’s Certificate of the Registrant pursuant to Section 2.08 of the Indenture setting forth the terms of the Securities, including forms of the global notes for the 1.750% Notes due 2018, the 2.375% Notes due 2020, the 3.375% Notes due 2025, the 4.375% Notes due 2045 and the Floating Rate Notes due 2018.

5.1	Opinion of Freshfields Bruckhaus Deringer LLP

5.2	Opinion of Davis Polk & Wardwell London LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASTRAZENECA PLC (Registrant)

Date:	November 16, 2015	By:	/s/ Adrian Kemp
			Name:	Adrian Kemp
			Title:	Company Secretary